Michael E. Tenta	VIA EDGAR
1 650 843 5636
mtenta@cooley.com

September 27, 2017

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:                    Christine Westbrook

Suzanne Hayes

Re:                             Protagonist Therapeutics, Inc.

Registration Statement on Form S-3

Filed September 1, 2017

File No. 333-220314

Dear Ms. Westbrook and Ms. Hayes:

On behalf of our client, Protagonist Therapeutics, Inc., (the “Company”), we submit this letter in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 21, 2017 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3, filed September 1, 2017, File No. 333-220314 (the “Registration Statement”).

Staff Comment and Company Response

Prospectus Cover Page

1.                                      It appears that the aggregate market value of your voting and non-voting common equity held by non-affiliates during the 60 days prior to the date of filing of the registration statement may not have exceeded $75 million, as required by General Instruction I.B.1 of Form S-3. Please provide us with your analysis demonstrating your ability to use Form S-3. Alternatively, please revise your prospectus cover page to disclose the calculation of the aggregate market value of your outstanding voting and non-voting common equity and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer to Instruction 7 to General Instruction I.B.6.

Response: The Company advises the Staff that it meets the public float requirements set forth in General Instruction I.B.1 of Form S-3. General Instruction I.B.1 requires the aggregate market value of the voting and non-voting common equity held by non-affiliates of a company to be at least $75 million.

The instruction to General Instruction I.B.1 states that the computation of the aggregate market value of the voting and non-voting common equity held by non-affiliates of a company shall be computed using the price at which the common equity was last sold, or the average of the bid and asked prices of such common equity, in the principal market for such common equity as of a date within 60 days prior to the date of filing.

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130
t: (650) 843-5000  f: (650) 849-7400  cooley.com

September 27, 2017

Page Two

The Company filed the Registration Statement on September 1, 2017. As of August 31, 2017, there were 16,909,609 shares of the Company’s common stock, par value $0.00001 per share (“Common Stock”), outstanding, which is the only class of voting and non-voting common equity of the Company currently outstanding. As of such date, the closing per share sales price of the Common Stock on the NASDAQ Global Market (the principal market for the Common Stock) was $16.33, as reported by The Wall Street Journal. Accordingly, the aggregate market value of the Company’s outstanding voting and non-voting common equity as of August 31, 2017 was approximately $276,133,914.

As of August 31, 2017, (i) 9,699,872 shares of the Company’s Common Stock were held by non-affiliates of the Company and (ii) 7,209,737 shares of the Company’s Common Stock were held by affiliates of the Company, consisting of the Company’s directors, executive officers and the following stockholders: Canaan X L.P. (“Canaan”), Johnson & Johnson Development Corporation (“JJDC”) and Lilly Ventures Fund I, LLC (“Lilly Ventures”). As such, the aggregate market value of the Company’s voting and non-voting common equity held by non-affiliates was $158,398,909 on August 31, 2017.

The Company has determined that its directors, executive officers, Canaan, JJDC and Lilly Ventures are the only “affiliates” of the Company, as that term is defined in Rule 405 of the Securities Act of 1933, as amended. Canaan, JJDC and Lilly Ventures are large stockholders of the Company, holding approximately 14.5%, 14.5% and 12.4%, respectively.  Each of these stockholders owned stock in the Company prior to the Company’s initial public offering (the “IPO”), had representatives on the Company’s board of directors prior to the IPO and, in the case of Canaan and Lilly Ventures, continue to have a representative on the Company’s board of directors.

To the Company’s knowledge, the only other stockholders owning 5% or more of the Company’s Common Stock are Adage Capital Partners, LP, FMR LLC and Pharmstandard International, S.A. (each, an “Other 5% Holder” and collectively, the “Other 5% Holders”). However, the Company does not consider any of the Other 5% Holders to be an affiliate of the Company because of the passive nature of their investments, their lack of representation on the Company’s board of directors and inability, by contract or otherwise, to affect the management or policies of the Company.

Given the lack of any control relationship between any of the Other 5% Holders and the Company, the Company has concluded that none of the Other 5% Holders is an affiliate of the Company. If FMR LLC, the largest non-affiliate stockholder of the Company, were characterized as an affiliate, the aggregate market value of the Company’s outstanding voting and non-voting common equity held by non-affiliates would still be greater than $75 million as of August 31, 2017.

Based on the foregoing, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company as of August 31, 2017 (a date within 60 days prior to the filing of the Registration Statement) is at least as follows:

Aggregate Market Value of Outstanding Common Equity (16,909,609 * $16.33)	$276,133,914
Minus Aggregate Market Value of Common Equity Held by Affiliates (7,209,737 * $16.33)	$117,735,005

Aggregate Market Value of Common Equity Held by Non-Affiliates	$158,398,909

September 27, 2017

Page Three

Based on the foregoing calculations and other information, the aggregate market value of the Company’s outstanding voting and non-voting common equity held by non-affiliates was greater than $75 million as of August 31, 2017. The Company is therefore not relying on General Instruction I.B.6 of Form S-3 and is eligible to use Form S-3 in accordance with General Instruction I.B.1.

**********

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Form S-3 or this response letter to me at (650) 843-5636.

Sincerely,

/s/ Michael E. Tenta
Michael E. Tenta

cc:                                Dinesh V. Patel, Ph.D., Protagonist Therapeutics, Inc.

Kenneth L. Guernsey, Cooley LLP

Josh Seidenfeld, Cooley LLP